

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 30, 2015

Matthew R. Patterson
President and Chief Executive Officer
Audentes Therapeutics, Inc.
101 Montgomery Street, Suite 2650
San Francisco, California 94104

> **Re: Audenttes Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2015**
> **CIK No. 0001628738**

Dear Mr. Patterson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 60

1. We note your response to prior comment 10. Please amend your disclosure further to indicate how far you expect to advance your clinical development for each product candidate using these funds.

Intellectual Property, page 100

2. Please expand your discussion of your filed patent application directed to modified AAV vectors to identify the jurisdiction and the projected expiration date of any issued patent.

Notes to Financial Statements
7. Convertible Preferred Stock, page F-15

    3. Please tell us why you believe the classification of your Convertible Preferred Stock within Stockholder's Equity is appropriate. Refer to ASC 480-10-S99-3A.3.f.

        You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Amy Reischauer at (202) 551-3793 or me at (202) 551-3675 with any other questions.

        Sincerely,

        /s/ Suzanne Hayes

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance

cc: Effie Toshav, Esq.
       Robert Freedman, Esq.
       James Evans, Esq.
       Fenwick & West LLP
       555 California Street, 12th Floor
       San Francisco, California 94104